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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 7)(1)

STATION CASINOS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

857689103
(CUSIP Number)

Frank J. Fertitta III Chief Executive Officer	(702) 367-2411 2411 W. Sahara Avenue

STATION CASINOS, INC.
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 7, 2003
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

          Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103	13D

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Frank J. Fertitta III ###-##-####

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds*

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 8,488,345
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0-
PERSON WITH
	(9)	Sole Dispositive Power 8,488,345

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,488,345

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 14.0%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 857689103	13D

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Lorenzo J. Fertitta ###-##-####

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds*

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 5,925,586
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0-
PERSON WITH
	(9)	Sole Dispositive Power 5,925,586

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,925,586

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 10.1%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER

        TITLE OF CLASS OF EQUITY SECURITIES: Common Stock, par value $.01 per share

        NAME AND ADDRESS OF ISSUER: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

        This Amendment No. 7 to Schedules 13D filed June 10, 1993 for each of Frank J. Fertitta III and Lorenzo J. Fertitta (the "Reporting Persons") is made to reflect the decrease in beneficial ownership by the Reporting Persons as a result of certain open market dispositions of stock since the date of the Amendment No. 6 to the Schedules 13D filed May 6, 2002 and, in the case of Frank J. Fertitta III, certain transactions relating to vesting of options to acquire common stock described in 5(A) below.

ITEM 2.    IDENTITY AND BACKGROUND

(i)
(A)    NAME:    Frank J. Fertitta III

(B)
BUSINESS ADDRESS: 2411 West Sahara Avenue, Las Vegas, Nevada 89102

(C)
PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Chief Executive Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

(D)
CRIMINAL PROCEEDINGS: No

(E)
CIVIL PROCEEDINGS: No

(F)
CITIZENSHIP: United States

(ii)
(A)    NAME:    Lorenzo J. Fertitta

(B)
BUSINESS ADDRESS: 2411 West Sahara Avenue, Las Vegas, Nevada 89102

(C)
PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: President, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

(D)
CRIMINAL PROCEEDINGS: No

(E)
CIVIL PROCEEDINGS: No

(F)
CITIZENSHIP: United States

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        See Item 5(c) below.

ITEM 4. PURPOSE OF THE TRANSACTION

        The securities reported are being held by the Reporting Persons for investment purposes. The Reporting Persons may make additional purchases from time to time, subject to applicable law. Any decision to make such additional purchases will depend, however, on various factors, including without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer. At any time, the Reporting Persons may also determine to dispose of some or all of the common stock depending on various similar considerations, subject to applicable law. On February 3, 2003, each of Frank J. Fertitta III and Lorenzo J. Fertitta filed a Form 144 indicating his intention to sell up to 500,000 shares and 150,000 shares, respectively, of common stock of the issuer. Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        FRANK J. FERTITTA, III

  (A)
  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

      8,488,345 (14.0%)

        Mr. Frank J. Fertitta III beneficially owns 8,488,345 shares of common stock, or approximately 14.0%, of the outstanding shares of common stock. In addition to the transactions reported in (C) below, the decrease in Mr. Frank J. Fertitta III's beneficial ownership is attributable principally to a net decrease in vested options to acquire shares of common stock held by Mr. Frank J. Fertitta III resulting from certain transactions effective July 15, 2002 pursuant to which the termination date of vested options to acquire 1,125,000 shares of common stock was extended for a period of 10 years with such options to become subject to vesting again on July 15, 2004. Since July 15, 2002, additional options to acquire 298,000 shares of common stock held by Mr. Frank J. Fertitta III have vested.

  (B)
  SOLE VOTING AND DISPOSITIVE POWER: 8,488,345

    SHARED VOTING AND DISPOSITIVE POWER: -0-

  (C)
  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

        On February 3, 2003, Mr. Frank J. Fertitta III sold 204,400 shares of common stock in an open market sale at a price of $18.2325 per share. On February 4, 2003, Mr. Frank J. Fertitta III sold 14,600 shares of common stock in an open market sale at a price of $17.9913 per share. On February 5, 2003, Mr. Frank J. Fertitta III sold 58,000 shares of common stock in an open market sale at a price of $17.9682 per share. On February 6, 2003, Mr. Frank J. Fertitta III sold 109,400 shares of common stock in an open market sale at a price of $18.0015 per share. On February 7, 2003, Mr. Frank J. Fertitta III sold 74,600 shares of common stock in an open market sale at a price of $17.9921 per share.

LORENZO J. FERTITTA

  (A)
  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

      5,925,586 (10.1%)

  (B)
  SOLE VOTING AND DISPOSITIVE POWER: 5,925,586

    SHARED VOTING AND DISPOSITIVE POWER: -0-

  (C)
  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

        On February 3, 2003, Mr. Lorenzo J. Fertitta sold 61,400 shares of common stock in an open market sale at a price of $18.2325 per share. On February 4, 2003, Mr. Lorenzo J. Fertitta sold 4,400 shares of common stock in an open market sale at a price of $17.9913 per share. On February 5, 2003, Mr. Lorenzo J. Fertitta sold 17,400 shares of common stock in an open market sale at a price of $17.9682 per share. On February 6, 2003, Mr. Lorenzo J. Fertitta sold 32,900 shares of common stock in an open market sale at a price of $18.0015 per share. On February 7, 2003, Mr. Lorenzo J. Fertitta sold 22,400 shares of common stock in an open market sale at a price of $17.9921 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 7, 2003

By:	/s/ FRANK J. FERTITTA III Name: Frank J. Fertitta III

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 7, 2003

By:	/s/ LORENZO J. FERTITTA Name: Lorenzo J. Fertitta

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ITEM 1. SECURITY AND ISSUER
ITEM 2. IDENTITY AND BACKGROUND
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 4. PURPOSE OF THE TRANSACTION
SIGNATURE